SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.  X    Form 40-F. ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No.   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on February 27, 2007 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resignation of a Vice President of the Company and acquisition of an aircraft by operating lease instead of purchase. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By  /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: February 28, 2005

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT

China Southern Airlines Company Limited (the “Company”) and all of its directors (“Directors”) hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

This announcement is made pursuant to the relevant provisions of the Shanghai Stock Exchange and the requirements of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Pursuant to Article 177 of the Articles of Association (the “AOA”) of the Company, the board of Directors of the Company considered and approved by way of written resolutions regarding the resignation of a Vice President of the Company and acquisition of an aircraft by operating lease instead of purchase. All 12 Directors entitled to participate had participated in the discussion and approval of the above resolutions. The format and procedure for passing the resolutions was in compliance with the PRC Company Law and the AOA. After careful consideration, the Directors unanimously resolved that:

1.	Due to changes in work allocation, Mr. REN Jidong ceased to act as a Vice President of the Company. Mr. Ren is not a Director of the Company.

2.
At the first Extraordinary General Meeting of the Company held on December 16, 2005, the shareholders of the Company approved the purchase of ten Airbus A330 aircraft (the “Approved Airbus Aircraft”). To increase the efficiency and effectiveness of the Company’s scheme to renew its aircraft fleet, and to better manage the risks involved, the Company intends to borrow, instead of buying, one of the Approved Airbus Aircraft (the “Lease Aircraft”) through operating lease.

The Company intends to enter into a novation agreement (“Novation Agreement”) with a third party (the “Third Party”) and Airbus SNC to novate to the Third Party the rights and obligations of the Company to purchase the Lease Aircraft under the purchase agreement (the “Purchase Agreement”), dated September 6, 2005, between the Company and Airbus SNC. As a result, the Company will no longer be obligated to pay for the purchase consideration of the Lease Aircraft and will no longer be entitled to the delivery of it. As of the date of this announcement, the Company has not yet signed any Novation Agreement.

According to relevant requirements under the AOA and listing rules of the stock exchanges on which the shares of the Company are listed, the above resolutions will be submitted for consideration and approval by the shareholders of the Company at the next general meeting of the Company. China Southern Air Holding Company, the controlling shareholder of the Company, has agreed to vote in favour of the above resolutions at the next general meeting of the Company.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
26 February, 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.